

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2010

Christopher W. McGarry
Senior Vice President & General Counsel
The Great Atlantic & Pacific Tea Company, Inc.
2 Paragon Drive
Montvale, NJ 07645

> **Re: The Great Atlantic & Pacific Tea Company, Inc.**
> **Form 10-K for the Fiscal Year Ended February 27, 2010**
> **Filed May 6, 2010**
> **File No. 001-04141**

Dear Mr. McGarry:

We have reviewed your response to our comment letter and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 7

1. We note your response to comment one in our letter dated November 17, 2010 and reissue this comment in part. Please revise your response to clarify, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives or remove the reference to the level of assurance of your disclosure controls and procedures. In this regard we note your response that a control system can provide only reasonable assurance of achieving desired control objectives but that you do not state whether your controls and procedures are designed to provide reasonable assurance of achieving desired objectives.

Item 15. Exhibits and Financial Statement Schedules, page 13

2. We note your response to comment two in our letter dated November 17, 2010 that "[t]he company proposes to file with its next current or periodic report complete copies of all material agreements, including all exhibits, schedules and

attachments." We also note that you subsequently filed Form 8-Ks on December 12, 2010 and December 17, 2010 and did not file with either report complete copies of your material agreements that have not been previously filed. Please advise us as to why you did not file these material agreements with either current report, as your response indicates, and advise us as to when you will file the agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Catherine Brown, Attorney Advisor, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director